

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 20, 2012

<u>Via E-mail</u>
L. Joseph Stella, III
Chief Financial Officer
Colonial Financial Services, Inc.
2745 S. Delsea Drive
Vineland, NJ 08360

  Re: Colonial Financial Services, Inc.
    Form 10-K for the period ended December 31, 2011
    Filed March 29, 2012
    File No. 001-34817

Dear Mr. Stella:

  We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

      Sincerely,

      /s/ Sharon Blume

      Sharon Blume
      Assistant Chief Accountant